UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of November 2024

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

INTERNAL REGULATIONS

OF THE AUDIT COMMITTEE

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Internal Regulations Audit Committee

Term: Indefinite

INTERNAL REGULATIONS OF THE AUDIT COMMITTEE OF SENDAS DISTRIBUIDORA S.A.

Article 1: The Audit Committee (“Committee” or “COAUD”) is a statutory advisory body linked directly to the Board of Directors, having a permanent nature and being subject to applicable legislation and regulations, mainly Securities Commission (“CVM”) Resolutiom No. 23, of February 25, 2021 (CVM Resolution 23), as amended, the provisions of the Bylaws of Sendas Distribuidora S.A. (“Company”), the Novo Mercado Regulations of B3 S.A. – Brasil Bolsa Balcão (“Novo Mercado Regulations”) and these Internal Regulations (“Regulations”).

Article 2: The Committee, an advisory body to the Board of Directors, acts independently in relation to the Company's Executive Board, having operational autonomy and its own budget approved by the Board of Directors annually, intended to cover operating expenses.

Article 3: The members of the COAUD shall be elected by the Board of Directors for a term of office of two (2) years, reelection being allowed for successive terms, with due regard for a maximum term of ten (10) years under the terms of Article 31-C of CVM Resolution 23, the Company's Bylaws and these Regulations.

Article 4: The Committee shall be made up of a minimum of three (3) and a maximum of five (5) members, with a majority of independent members, in accordance with the independence criteria set out in CVM Resolution 23 transcribed in Paragraph 1 below:(i) at least one (1) member shall be an independent member of the Company's Board of Directors, within the meaning of independence given by the Novo Mercado Regulations; (ii) at least one (1) member must not be a member of the Company's Board of Directors; and (iii) at least one (1) of the Committee members shall have recognized experience in corporate accounting matters, in accordance with the CVM regulations and the Novo Mercado Regulations. One same member may hold both the functions (i) and (ii) or (ii) and (iii), above.

Paragraph 1: The independent members of the COAUD shall meet the applicable independence requirements provided for in the CVM Resolution 23 rules and the Company's Bylaws. In this sense, in order to comply with the independence requirement, the independent members of the Committee may not:

i.	be, or have been, in the last five (5) years:

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a)	an officer or employee of the Company, its controlling company, subsidiary, affiliate or company under common control, directly or indirectly; or
b)	a partner, technical manager or member of the work team of the Company's independent auditor; and

ii.	be a spouse, relative in a direct line or collateral line, up to the third degree, and by affinity, up to the second degree, of the individuals referred to in items “a” and “b” of paragraph “i” above; and

Paragraph 2: The role of member of the Committee must not be delegated, and shall be performed respecting the duties of loyalty and diligence, as well as avoiding any conflict situations that may affect the interests of the Company and its shareholders.

Paragraph 3: The Committee members shall have an impartial and ethical conduct when carrying out their activities and, above all, in relation to the estimates included in the Company's financial statements and to its management.

Paragraph 4: Only individuals who, in addition to the legal and regulatory requirements, and those expressed in the Company's Bylaws, meet the following conditions may join the Committee:

a)	not be a controlling shareholder of the company or an officer of the Company, a direct or indirect controlling shareholder of the Company, or of its subsidiaries, affiliates or companies under common control, or have any subordinate relationship with the individuals mentioned above;

b)	have knowledge or experience in auditing, controllership, accounting, taxation, or the rules applicable to publicly-held companies, with regard to the proper preparation of its financial statements;

c)	have an unblemished reputation and knowledge of the functioning of the markets in which the Company and/or its subsidiaries operate; and

d)	not have a relationship with a company that could be considered a competitor of the Company or of its subsidiaries, and not have, or represent, interests that conflict with those of the Company or its subsidiaries.

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Paragraph 5: In order to fulfill the requirement of recognized experience in corporate accounting matters, as provided for in the main section of this article, the Committee member shall have:

a)	knowledge of generally accepted accounting principles and financial statements;
b)	ability to evaluate the application of such principles in relation to key accounting estimates;
c)	experience in preparing, auditing, analyzing or evaluating financial statements that have a level of scope and complexity comparable to those of the Company;
d)	educational background compatible with the knowledge of corporate accounting required for the Committee's activities; and
e)	knowledge of internal controls and corporate accounting procedures.

Paragraph 6: Compliance with the requirements provided for in Paragraph 5 above shall be proven through documentation maintained at the Company's head office, which shall be available to the CVM for a period of five (5) years counting from the last day of the Committee member's term of office.

Paragraph 7: The members of the COAUD shall meet the requirements provided for in Article 147 of Law No. 6.404, of December 15, 1976, and shall take office at the Committee upon signing the applicable Instrument of Qualification, which shall state the requirements to hold the position.

Article 5: Having held a term of office for any period, members of the COAUD who have left the Audit Committee may only be readmitted therein after at least three (3) years since the end of their respective term of office.

Article 6: During their terms of office, the members of the Committee may only be replaced in the cases provided for in the applicable law and in the Company's Bylaws, and, in cases of vacancy in the position of a member of the Committee, the Board of Directors shall be responsible for electing the alternate, who shall complete the term of office of the replaced member. In the event of a vacancy, the Committee Coordinator or, in their absence, any other member of the Committee, shall request the Chairman of the Board of Directors to call a meeting of the Board of Directors, within a period of up to seven (7) days from the date of communication, for election

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of a new member of the Committee, to complete the term of office of the member whose position has become vacant. At the discretion of the Company's Board of Directors, it will not be necessary to appoint a new member if it is found that the composition of the Committee does not fail to meet the minimum requirements under the terms of these Bylaws and the applicable regulations.

Paragraph 1: Without prejudice to the provisions of article 7, paragraph 2 of these Regulations, in the event of temporary impediment of a member of the Committee, and if there is a need for urgent resolution, the Board of Directors shall appoint a third party to replace him during the period of impediment, which may not exceed thirty

(30)	days, after which the main section of this Article 6 shall apply.

Paragraph 2: The alternate of a temporarily impeded member, under the terms of Paragraph 1 above, shall meet all requirements provided for by law, by CVM regulations, the Company's Bylaws and these Regulations in relation to the eligibility criteria for Committee members.

Paragraph 3: The period of temporary impediment shall be considered for the purposes of calculating the period of ten (10) years referred to in Article 3.

Paragraph 4: The replacement of a Committee member shall be notified to the CVM within ten (10) days of the occurrence.

Article 7: The Board of Directors shall elect among the members of the Committee a Coordinator, who shall be responsible for representing, organizing and coordinating its activities.

Paragraph 1: The Committee Coordinator is responsible for:

a)	convening, subject to the provisions of Article 8 below, holding and presiding over Committee meetings;
b)	representing the Committee in its relationship with the Board of Directors, the Company's Executive Board and its internal and external audits, internal bodies and committees, signing, whenever necessary, any correspondence, invitations and reports addressed thereto;
c)	inviting, on behalf of the Committee, potential participants to the Committee meetings; and

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d)	complying and causing compliance with these Regulations by all other members of the Committee.

Paragraph 2: In his absence or temporary impediment, other than arising from a situation of conflict of interest, the Coordinator may be replaced by another member appointed by him or, in the case of temporary impediment due to a situation of conflict of interest, by a member appointed by a majority of the Committee members.

Paragraph 3: The Committee Coordinator, accompanied by other Committee members, whenever necessary or convenient, shall:

a)	meet with the Board of Directors, upon its call, at least on a quarterly basis to, among other matters that may be relevant, report on the Committee's activities; and

b)	attend the Company's general ordinary meeting.

Paragraph 4: To fully comply with the provisions of item “a”, of Paragraph 3 of this Article 7, if the Board of Directors fails to call the Committee Coordinator to its meetings, at least on a quarterly basis, then the Committee Coordinator shall send, within ten (10) days in advance of the end of such period, a request for a meeting addressed to the Chairman of the Company's Board of Directors, in order to comply with such frequency.

Article 8: The Committee shall meet ordinarily, at least, every two (2) months, or, extraordinarily, whenever called by its Coordinator or by the Chairman of the Board of Directors, or upon written request from any member of the Committee, provided that the Company's accounting information shall always be analyzed by the Committee before its disclosure. The Committee meetings may be called by any of its members, in case the Coordinator fails to comply the call requested presented by such member, within three (3) calendar days counted from the receipt of such request. A copy of the call notice of the Committee meeting shall be sent to the Chairman of the Board of Directors.

Paragraph 1: The call notices of the Committee meetings shall be in writing, sent by email or through the Company's Corporate Governance system, at least five (5) days in advance of the date of the respective meeting, specifying the time and place and including the detailed agenda. Any proposal and all necessary documentation related

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to the agenda shall be made available to the Committee members when sending the call notice. The call notice may be waived whenever all Committee members are present at the meeting, or with the prior written agreement of absent members.

Paragraph 2: In the event of matters requiring urgent analysis, the Coordinator or the Chairman of the Board of Directors may call a Committee meeting within a shorter period of time than that described in Paragraph 1 of this Article 8.

Paragraph 3: The agenda for the meetings shall be prepared by the Coordinator of the Committee, and the other members shall be able to suggest and request additional matters to be analyzed by the Committee. Members of the Board of Directors may also directly request the Committee Coordinator to include matters in his work.

Paragraph 4: The meetings will be held with the presence of a majority of the Committee members.

Paragraph 5: In the absence of the minimum quorum established above, the Committee Coordinator or the Chairman of the Board of Directors shall call a new meeting to be held with any quorum, according to the urgency required for the matter to be addressed.

Paragraph 6: The Committee's recommendations, views and opinions shall be approved by majority vote of the members present at the respective meetings.

Paragraph 7: The Committee meetings shall be held, preferably, at the Company's head office, and may be held in a different location, if all members deem it convenient and agree in advance and in writing to this effect, and the Chairman of the Board of Directors shall be informed in this regard.

Paragraph 8: Participation in the Committee's ordinary and extraordinary meetings is permitted through conference call, videoconference or any other electronic means of communication that allows the identification of the Committee member and simultaneous communication with all other those present at the meeting. In this case, the Committee members shall be considered present at the meeting and shall subsequently sign the corresponding minutes.

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Article 9: The Committee may invite members of the Board of Directors, Officers, internal and external employees of the Company, as well as any other individuals holding material information or whose matters included in the agenda are pertinent to their area of expertise, to participate in its meetings.

Article 10: The matters, guidance, discussions, recommendations and opinions of the Committee shall be recorded in the minutes of its meetings, which shall be signed by the Committee members present thereat, and shall include the relevant issues under discussions, the list of those present, the justified absences, the measures requested and any issues of disagreement between members. Copies of the minutes of the Committee meeting must be available to the Chairman of the Company's Board of Directors.

Sole paragraph: Documents supporting the meetings shall be filed at the Company's head office.

Article 11: The Executive Secretary of the Company's Board of Directors shall also act as Secretary of the COAUD and its meetings, being responsible for preparing the minutes of the meetings, and providing any and all assistance required for the full functioning of the Committee, performing all acts requested from him by the members of the Committee, including in relation to the provisions of Article 14 below.

Article 12: The Committee is responsible for, among other matters:

i.	suggesting amendments to these Regulations, submitting them to the Board of Directors for resolution;

ii.	giving its opinion on the hiring and dismissal of independent audit services, for which purpose, at a minimum:

a)	giving an opinion on the hiring of the independent auditor in addition to regular auditing services to provide any other service to the Company, in compliance with the regulatory requirements for this type of situation; and
b)	supervising the activities of independent auditors, in order to assess:

(1)   their independence; (2) the quality of services provided; and (3) the adequacy of the services provided to the Company's needs.

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iii.	analyzing the management report, financial statements, interim statements and quarterly information of the Company, making any recommendations it deems necessary to the Board of Directors, for which purpose it is responsible for, at a minimum:

a)	monitoring the quality and integrity of the Company's quarterly information, interim financial statements and financial statements; and
b)	monitoring the quality and integrity of information and measurements disclosed, based on adjusted accounting data and non-accounting data that add elements not foreseen in the structure of usual financial statement reports.

iv.	supervising the activities of the Company's internal audit and internal controls area;

v.	evaluating and monitoring the Company's risk exposures, being even able to request detailed information on policies and procedures related to:

(i)	management’s compensation;
(ii)	the use of the Company's assets; and
(iii)	expenses incurred on behalf of the Company;

vi.	verifying compliance with its recommendations and/or clarifications to its statements;

vii.	evaluating compliance, by the Company's Board of Directors, with the recommendations made by the independent and internal audits, and informing to the Board of Directors about possible conflicts between the internal and external audit and/or the Company's Executive Board;

viii.	evaluating monitoring, and recommending to the Company's Executive Board the correction or improvement of the Company's internal policies, being allowed to meet with the several Committees and the Board of Directors to discuss such policies and the practices and procedures identified within the scope of their respective authorities;

ix.	preparing a summarized annual report, to be presented together with the financial statements, and which shall be kept at the Company's head office

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and be available to the CVM for a period of five (5) years, containing, at least, the following information: (i) the meetings held and the main matters discussed; (ii) assessment of the effectiveness of the Company's internal control and risk management systems; (iii) description of the recommendations presented to the Company's management and evidence of their implementation; (iv) assessment of the effectiveness of independent and internal audits; (v) assessment of the quality of financial reports, internal controls and risk management for the period; and (vi) any situations in which there is a material disagreement between the Company's management, the independent auditors and the Committee in relation to the Company's financial statements;

x.	having the means to receive and process information regarding non- compliance with the Company's legal and regulatory provisions, including the regulations and internal rules applicable to the Company, and the specific procedures to protect the provider and the confidentiality of information, as established in article 19 below;

xi.	evaluating and monitoring the control and verification mechanisms of the Company's compliance with Law No. 12.846, of August 1, 2013 and its regulations; and

xii.	giving an opinion on any other matters submitted to it by the Board of Directors, as well as on those it considers relevant.

Sole paragraph: Installation of the Fiscal Council, if applicable, in accordance with Law No. 6.404/76 and Chapter V of the Company's Bylaws, shall not affect the functioning and duties of the COAUD. Instalado o Conselho Fiscal, o COAUD poderá, por meio de seu Coordenador, participar de suas reuniões sempre que solicitado.

Article 13: In addition to the duties established in the previous article, the Committee shall:

a)	look after the interests of the Company, within the scope of its duties;
b)	analyze the reports issued by regulatory bodies about the Company, in aspects that may affect the perception of matters within its authority, as provided for in these Regulations and applicable regulations; and

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c)	carry out, annually, its self-evaluation or the independent external evaluation of its activities and identify possibilities for improvements in the way it operates.

Article 14: In the event of a conflict of interest or particular interest of any of the Committee members in relation to a certain matter to be revolved on, the Committee member shall communicate such fact to the other members in a timely manner.

Paragraph 1: If any member of the Committee, who may have a potential private benefit from or conflict of interest with any resolution to be adopted, fails to state his benefit or conflict of interest, any other member of the Committee who is aware of the situation shall do so. The non-voluntary statement by that member shall be considered a violation of these Regulations, if the private benefits or conflict of interests as above-mentioned are proven.

Paragraph 2: As soon as the conflict of interest or particular benefit is identified, the person involved shall leave the discussions and resolutions, and shall temporarily leave the meeting until the matter is closed.

Paragraph 3: The statement of a condition of conflict of interests or private benefit, as described in Article 14, main section, or Paragraph 1, as applicable, and the subsequent application of the provisions of Paragraph 2 above shall be included in the minutes of the meeting.

Article 15: Any acting member of the Committee shall have the right to request and examine, individually, books and other corporate documents, being able to make notes and comments, which shall be discussed and resolved on at the respective meetings, provided that such books and documents refer to the matters under the authority of the Committee, in accordance with Article 12.

Article 16: The provisions of the Company’s Code of Ethics, Securities Trading Policy and Policy on Disclosure, Use of Material Information and Preservation of Confidentiality apply to the Committee members, as well as the provisions of all other policies and internal rules of the Company.

Article 17: Annually, the Committee shall approve a schedule of activities for the corresponding fiscal year, which may be changed throughout the fiscal year, if requested by the Committee member(s) or the Board of Directors.

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Article 18: To carry out its functions, the Committee shall have operational autonomy and annual budget allocation, within the limits approved by the Company's Board of Directors, in order to conduct or determine the consultations, evaluations and investigations within the scope of its activities, including the hiring and use of independent external experts if necessary.

Article 19: The COAUD, under the terms of this article, shall be the Company's body responsible for receiving reports, including confidential, internal and external reports addressed to the Company, on any matters dealing with accounting, internal controls and auditing.

Paragraph 1: Reports may be forwarded through the Channel provided in the Company's Code of Ethics.

Paragraph 2: The Committee shall guarantee the confidentiality of the whistleblower.

Paragraph 3: The COAUD shall be responsible for determining the proper and necessary measures to investigate the facts and information subject to the report.

Paragraph 4: The Committee's conclusions and recommendations arising from reports received by it shall be mandatorily forwarded by the Coordinator to the Board of Directors whenever the reports involve a member of the Company's management or, in the Committee's judgment, they indicate a possible systematic non-compliance with the Company’s policies and standards.

Paragraph 5: The Committee shall be periodically informed about other reports received through the Company's Reporting Channel, how they were addressed and the respective results.

Article 20: Cases not covered by these Regulations shall be resolved by the Board of Directors.

Article 21: These Regulations shall be published by the Company after approval by the Board of Directors.

These Internal Regulations were approved at a Meeting of the Company's Board of Directors held on November 7, 2024.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2024

Sendas Distribuidora S.A.

By: /s/ Vitor Fagá de Almeida

Name: Vitor Fagá de Almeida

Title: Vice President of Finance and Investor Relations

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.